Exhibit 21.1

LIST OF MATERIAL SUBSIDIARIES OF ULTRA PETROLEUM CORP.

Entity	Jurisdiction of Organization
UP Energy Corporation	Delaware
Ultra Resources, Inc.	Delaware
Ultra Wyoming, LLC	Delaware
UPL Pinedale, LLC	Delaware
UPL Three Rivers Holdings, LLC	Delaware
Ultra Wyoming LGS, LLC	Delaware